EXHIBIT 99.2

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2015 BUDGET
CALGARY, ALBERTA – NOVEMBER 6, 2014 – FOR IMMEDIATE RELEASE

Commenting on the Company’s 2015 budget, Steve Laut, President of Canadian Natural, stated, “Canadian Natural targets to have significant production growth of 11% in 2015 over 2014 levels, up to a midpoint of 893,000 barrels of oil equivalent per day. Cash flow is targeted to be approximately $9.4 billion in 2015, and free cash flow is targeted to be approximately $800 million, after 2015 capital. This production growth results from targeted strong performance in all segments of our business. This demonstrates the strength of our asset base and our ability to deliver value adding projects.

As of year-end 2013 and prior to inclusion of 2014 acquisitions, our asset base already contained 7.99 billion BOE of proved and probable reserves, amongst the largest in our peer group, and provides us the ability to optimize capital allocation to generate significant free cash flow, which in turn enhances our ability to deliver increased return to shareholders in the form of sustainable dividends and share purchases. We continue to execute on our defined plan to maximize shareholder value over the near-, mid- and long-term.

The Company has always had a flexible and disciplined capital allocation strategy and the 2015 capital budget will deliver near-term production growth while progressing long-term projects for sustainable growth and free cash flow generation. In 2015 we retain significant capital flexibility. Our strong balance sheet enables us to weather volatility in commodity prices and our 2015 capital program is balanced and flexible, enabling us to allocate capital to the projects with the highest returns to support and drive the transition to long-life, low decline production, further strengthening our ability to generate increasing free cash flow. We are entering the final stages of this transition, as the final phases of the Horizon expansion are targeted to be completed in 2016 and 2017.”

HIGHLIGHTS OF THE 2015 BUDGET

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The Company’s 2015 cash flow is targeted to be approximately $9.4 billion at the midpoint of production guidance based on average annual WTI strip pricing of US$81.00/bbl and AECO strip pricing of C$3.45/GJ, providing approximately $800 million of free cash flow prior to dividends, share purchases and opportunistic acquisitions. Continued strong balance sheet management provides financial flexibility for operating plans.

▪
Canadian Natural’s 2015 capital budget is targeted at approximately $8.6 billion.  The Company targets to deliver both near term production growth at midpoint of guidance of approximately 11%, representing approximately 89,000 barrels of oil equivalent per day (“BOE/d”) of production growth in 2015 over average forecast 2014 production levels, while also advancing the Company’s defined transition to a longer life, lower decline asset base. In addition, approximately $2.0 billion of the 2015 capital budget represents capital flexibility which allows the Company to reallocate capital over the course of 2015, if required.

▪	Overall crude oil and NGLs production is targeted to increase 9% from 2014 levels, at the midpoint of guidance, representing approximately 47,000 barrels per day (“bbl/d”) of production growth.

▪	Canadian Natural’s total natural gas production is targeted to increase 16% over 2014 levels, at the midpoint of guidance, representing approximately 250 MMcf/d of production growth.

▪	Overall production in 2015 is targeted to be between 869,000 BOE/d and 916,000 BOE/d, with a product mix of approximately 65% crude oil and NGLs and 35% natural gas.

Crude Oil and NGLs

▪	Total crude oil and NGLs production volumes are targeted to increase from the 2014 midpoint guidance by 9% ranging from 571,000 bbl/d to 611,000 bbl/d in 2015.

North America – Exploration and Production

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North America crude oil and NGLs provides an opportunity for near-term economic production growth from the Company’s well balanced asset base encompassing light crude oil, primary heavy crude oil and Pelican Lake heavy crude oil. Canadian Natural continues to operate a large land base and significant infrastructure with high working interest.

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Primary heavy crude oil production is targeted to be comparable to forecasted 2014 production levels ranging from 144,000 bbl/d to 147,000 bbl/d with targeted 2015 capital of $1.1 billion. The Company will continue to drive capital efficiencies with a significant primary heavy crude oil drilling program of 732 net wells targeted for 2015. Primary heavy crude oil represents the most flexible product in the Company’s portfolio and generates significant free cash flow.

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Pelican Lake heavy crude oil production is targeted to increase from 2014 by 7%, ranging from 52,000 bbl/d to 55,000 bbl/d, while targeted 2015 capital of $240 million remains comparable to 2014 levels. With the successful implementation of polymer flood, and industry leading operating costs which drive high netbacks, Pelican Lake continues to generate significant free cash flow.

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North America light crude oil and NGLs production is a significant part of Canadian Natural’s balanced portfolio. Production volumes are targeted to increase from the 2014 midpoint guidance by 9%, ranging from 96,000 bbl/d to 100,000 bbl/d with targeted 2015 capital of $480 million. Canadian Natural continues to leverage technology with secondary and tertiary recovery projects on the Company’s large asset base. The Company targets to drill 49 net light crude oil wells and continues to advance horizontal well multi-frac technology across its land base.  As a result of effective and efficient operations, North America light crude oil and NGLs provides strong free cash flow in 2015.

North America – Oil Sands

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Canadian Natural continues to execute its well defined, cost effective plan of developing its oil sands projects, providing longer life, lower decline assets, which will generate significant free cash flow for decades to come. Total oil sands production from thermal in situ and Horizon is targeted to range from 237,000 bbl/d to 261,000 bbl/d in 2015.

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With a vast, high quality inventory of thermal projects, the Company targets to ultimately grow thermal in situ production facility capacity to 522,000 bbl/d in a disciplined, stepwise, cost effective approach, targeting to add 40,000 bbl/d to 60,000 bbl/d of incremental capacity every two to three years.

o
Thermal in situ is targeted to grow 14% in 2015 ranging from 126,000 bbl/d to 140,000 bbl/d as a result of the ramp up of production at Kirby South and production associated with pad developments at Primrose. Total thermal 2015 capital is targeted at $1.1 billion.

o
Kirby North Phase 1 targeted project capital in 2015 is approximately $575 million. This will progress the construction of the Central Processing Facility and initiate the drilling program.  Targeted total project capital for Kirby North is $1.45 billion, or approximately $36,000 per flowing barrel, at a project capacity of 40,000 bbl/d. The Company targets to be approximately 70% complete on the overall Kirby North project by year-end 2015. First steam-in is targeted for Q4/16.

o
Canadian Natural is implementing a low pressure steamflood in Primrose East Area 1 which is targeted to exit 2015 between 15,000 bbl/d to 17,000 bbl/d. The Company targets to implement low pressure cyclic steam stimulation (“CSS”) in Primrose East Area 2, pending regulatory approvals. These projects are part of the implementation of a stepwise plan to return to steaming operations in Primrose East with enhanced mitigation strategies in place. At Primrose South, four pads have begun CSS in Q4/14 and are targeted to ramp up through 2015. Additional capital efficient pad developments are targeted in 2015 at Primrose South, pending regulatory approval, with production to come on-stream in 2016.

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Horizon Phases 2 and 3 expansion is being executed in a stepwise manner on schedule and within original cost estimates. Phases 2 and 3 are targeting to bring Horizon synthetic crude oil (“SCO”) production capacity to 250,000 bbl/d by late 2017 in staged increments.

o
Horizon production is targeted to increase by 4% in 2015 ranging from 111,000 bbl/d to 121,000 bbl/d of SCO. This targeted production range includes a 35 day planned major maintenance turnaround in Q3/15. The Company continues to focus on safe, steady and reliable operations. The targeted production rate, excluding the planned turnaround, is approximately 127,000 bbl/d, at the high end of the plant utilization target of 94% – 96%.

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o
Construction progress to date at Horizon continues to meet expectations on cost and performance. Project capital for 2015 is targeted at approximately $2.45 billion. The Company targets to be 70% complete on the overall expansion project by year-end 2015. Horizon expansion activities continue to progress on track with Phase 2B targeting to be complete and on-stream, adding an incremental 45,000 bbl/d, in late 2016.

International – Exploration and Production

—	International light crude oil production is targeted to range from 42,000 bbl/d to 48,000 bbl/d, an increase of 43% from the 2014 midpoint guidance.

—	International light crude oil activities in 2015 will include ramp up of drilling activity in Côte d’Ivoire. Espoir and Baobab provide the highest returns in the Company’s portfolio.

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Canadian Natural contracted a drilling rig to undertake the 12-month light crude oil infill development drilling program at Espoir, Côte d’Ivoire. Drilling is targeted to commence in late Q4/14 with a 10 well (5.9 net) drilling program. This program is targeted to add 5,900 BOE/d of net production when complete.

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In the Baobab field in Côte d’Ivoire a 6 well (3.5 net) light crude oil infill development drilling program is planned to commence in Q1/15. The program will take approximately 16 months and is targeted to add 11,000 BOE/d of net production when complete.

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A follow-up exploration well is planned in Côte d’Ivoire for the first half of 2015 on Block CI-514 targeting the channel/fan structures similar to Jubilee crude oil discoveries in Ghana. Canadian Natural has a 36% working interest in this Block.

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In the North Sea, Canadian Natural targets to utilize existing Brownfield Allowances (“BFAs”) to drill 3.5 net infill development wells (1.8 net light crude oil wells and 1.7 net injection wells) at the Ninian field. These BFAs partially mitigate the impact of previous tax increases, enabling drilling and production to increase and operating costs to decrease, due to the fixed cost nature of the operations.

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For 2015, International capital is targeted at approximately $1.2 billion, of which approximately $700 million is being allocated to the Company’s high return Côte d’Ivoire projects and also includes approximately $210 million for the  Murchison decommissioning.

Natural Gas

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Canadian Natural is the largest producer of natural gas in Western Canada and a significant owner and operator of natural gas infrastructure.  The Company’s large North America natural gas and NGLs reserve base and large undeveloped land base, including significant unconventional assets such as the Montney and the Duvernay, presents significant upside potential for natural gas production and operating free cash flow growth with a sustainable recovery in natural gas pricing.

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Total natural gas production is targeted to range from 1,790 MMcf/d to 1,830 MMcf/d, a 16% increase from 2014 forecasted production volumes. This increase can be attributed to a liquids-rich drilling program, as well as opportunities derived from the high quality natural gas and light crude oil property acquisitions completed in 2014 in areas adjacent or proximal to the Company’s current operations.

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The targeted 2015 natural gas capital of $920 million will continue the concentrated liquids-rich natural gas drilling program and progress the optimization of acquired assets. The Company targets to further optimize acquired assets with facility consolidations, well reactivations and facility turnarounds. These activities target to generate significant free cash flow at average annual strip pricing. North America natural gas operating costs are targeted to decrease to a range of $1.30-$1.40/Mcf in 2015.

▪
Canadian Natural will undertake a focused program of strategic wells to maintain the strength of its asset base, targeting to drill 69 net natural gas wells in 2015, comparable to the 77 net wells forecasted for 2014. The drilling activity in 2015 reflects Canadian Natural’s continued commitment to the development of the Company’s extensive liquids rich asset base.

Overall

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Canadian Natural’s focus remains on creating shareholder value. In 2015 Canadian Natural targets to grow production from higher return crude oil and NGLs projects, progress the transition to longer life assets, preserve the strength of the Company’s natural gas assets while maintaining the strength of the balance sheet.  The Company’s 2015 production and capital guidance is based on average annual WTI strip pricing of US$81.00/bbl, AECO strip pricing of C$3.45/GJ and a Western Canadian Select heavy oil differential from WTI of approximately 18%.

▪	The Company maintains strong balance sheet management which provides financial flexibility for operating plans.

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▪	Canadian Natural’s ability to allocate its free cash flow in a balanced manner is evident in its return to shareholders.

—	From 2009 to 2014, the Company has delivered a 34% compound average growth rate (“CAGR”) in dividends per share.

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Subsequent to the completion of Phase 1 of the Horizon Project in 2009, total dollars returned to shareholders in the form of dividends and targeted share purchases will have grown by a CAGR of 44% through 2014.

▪
Canadian Natural is reviewing the best option to maximize value for its shareholders as it relates to its fee title and royalty lands and is targeting to finalize its strategy in this regard by late 2014 or early 2015.

▪	Canadian Natural’s capital budget is flexible and nimble allowing the Company to proactively adapt to changing market conditions

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PRODUCTION AND CAPITAL GUIDANCE

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects. This enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

The production guidance for 2015B is as follows:

Daily production volumes, before royalties	2015 Budget
Natural gas (MMcf/d)	1,790 - 1,830

Crude oil and NGLs (Mbbl/d)
North America – Exploration and Production	292 - 302
North America – Thermal In Situ	126 - 140
North America – Oil Sands Mining	111 - 121
International	42 - 48
Total crude oil and NGL’s	571 - 611
Total BOE/d	869 - 916

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The capital expenditure guidance for 2015B is as follows:

($ millions)	2015 Budget
North America natural gas	$920
North America crude oil	1,850
International crude oil	1,245
Total Exploration and Production	$4,015
Thermal In Situ Oil Sands
Primrose and Future	$495
Kirby South	65
Kirby North Phase 1	575
Total Thermal In Situ Oil Sands	$1,135
Midstream	$40
Property acquisitions, dispositions and other	50
Horizon Oil Sands Mining
Project Capital
Directive 74	$130
Phase 2A	45
Phase 2B	1,370
Phase 3	565
Owner’s costs and other	340
Total Capital Projects	2,450
Technology	10
Phase 4	10
Sustaining capital	355
Turnarounds and reclamation	165
Capitalized interest and other	370
Total Horizon Oil Sands Mining	$3,360
Total Capital Expenditures	$8,600

The above capital expenditure guidance for 2015B incorporates the following levels of drilling activity:

Drilling activity (number of net wells)	2015 Budget
Targeting natural gas	69
Targeting crude oil	789
Targeting thermal in situ	38
Stratigraphic test / service wells – Exploration and Production	26
Stratigraphic test / service wells – Thermal in situ	130
Stratigraphic test / service wells – Oil Sands Mining	287
Total	1,339

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Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

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CONFERENCE CALL

A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, November 6, 2014. The North American conference call number is 1-877-223-4471 and the outside North American conference call number is 001-647-788-4922. Please call in about 10 minutes before the starting time in order to be patched into the call.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Thursday, November 13, 2014. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642.

The conference ID number to use is 58425862.

WEBCAST

This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

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